18500 Von Karman Avenue
Suite 550
Irvine, CA 92612
July 8, 2014
VIA EDGAR
Ms. Kristi Marrone
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Sabra Health Care REIT, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 28, 2014
File No. 1-34950
Dear Ms. Marrone:
This letter sets forth the response of Sabra Health Care REIT, Inc. ("Sabra," the "Company," "we" or "our") to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated June 27, 2014 (the "Comment Letter"), regarding the above-referenced Form 10-K for the year ended December 31, 2013 (the "2013 Form 10-K"). For the convenience of the Staff, the Staff's comment is restated in italics prior to the response to the comment.
6. Loans Receivable and Other Investments, page F-16

We note that you have significantly increased loan origination activity in 2013. Please tell us, and consider discussing in your MD&A, whether you anticipate this trend to be indicative of your future operations and business strategy.

Response: As stated in Sabra's 2013 Form 10-K, our business strategy is to invest in assets that provide attractive opportunities for dividend growth and appreciation of asset values, while maintaining balance sheet strength and liquidity, thereby creating long-term stockholder value. Management believes that a key factor in accomplishing this business strategy is to diversify Sabra's investment portfolio by tenant, asset class and geography within the healthcare sector primarily through the acquisition of senior housing and memory care facilities with a secondary focus on acquiring skilled nursing facilities. As also stated in Sabra's 2013 Form 10-K, we have and will continue to opportunistically acquire other types of healthcare real estate (including acute care hospitals) and originate financing secured directly or indirectly by healthcare facilities as an additional means to execute our business strategy.
In general, Sabra originates loans in situations where an attractive investment opportunity is presented but either a) the property is under development or b) the property is completed but the operations of the facility are not yet stabilized. A key component of our strategy related to loan originations is the option to purchase the underlying real estate that secures our loan investments. These options become exercisable upon the occurrence of various criterion, such as the passage of time or the achievement of certain operating goals, and the purchase price is set based on the same valuation methods Sabra uses to value its investments in healthcare real estate. This strategy allows Sabra to diversify its revenue streams, build relationships with operators and developers, and provides Sabra with the option to add newer properties to its existing real estate portfolio if Sabra's management determines that those properties enhance Sabra's investment portfolio and stockholder value at the time the options are exercisable.
Management believes that loan originations will continue to be integral to the Company's overall business strategy; however, our total investments in loans is not currently expected to increase significantly in future periods.

Ms. Kristi Marrone, July 8, 2014

While, as you note in the Comment Letter, our investments in loan originations significantly increased in 2013, this is primarily due to the Company's investment in a $110.0 million mortgage loan secured by Forest Park Medical Center - Dallas during 2013. The Company discussed this investment and other loan investments in detail under "Recent Transactions" on pages 27 and 28 of the MD&A included in the 2013 Form 10-K and also discussed other loan investments in similar sections in its quarterly reports on Form 10-Q. In the MD&A section included in our future filings, we will continue to discuss significant investments - whether in real estate or loan originations - and, if material, the impact of those investments on the Company's earnings, risk profile and liquidity. In our future filings, we will also expand the discussion of our business strategy to further explain our strategy related to loan originations as described above.
In addition, please tell us what consideration you gave to presenting net interest income related to interest earned on loans receivable.

When the Company began investing in loans receivable, it considered whether interest income should be presented on a net basis (i.e., net of interest expense). In considering this presentation, the Company evaluated the applicable accounting guidance and disclosure requirements related to investments in loans receivable (including SEC Staff Accounting Bulletin Topic 13 and FASB Accounting Standards Codification (“ASC”) Topic 605 Revenue Recognition) and concluded that the presentation of net interest income is not appropriate given the Company's method of financing investments - whether in real estate or loan originations - and the nature of the Company's business. The presentation of net interest income appears to be common industry practice for financial institutions that derive their income primarily from the excess of interest collected over interest paid. The Company generally does not finance its activities with investment-specific debt but rather with operating cash flows, borrowings available under the Company's revolving credit facility, proceeds from the issuance of senior unsecured notes and proceeds from the sale of other securities, including common equity. While the Company does have mortgage debt secured by certain real estate investments, the Company does not have debt directly secured by its loan investments and does not intend to finance future loan investments with debt secured by those loan investments. Lastly, the Company’s presentation of interest income is consistent with our peers whose business strategy also includes originating loans.

Therefore, management does not believe the disclosure of net interest income related to interest earned on loans receivable is required by applicable accounting guidance or is otherwise informative or valuable to the reader of Sabra's financial statements.

Lastly, please tell us why you believe the loan origination portion of your business does not constitute a separately reportable segment.

The Company evaluates its business activities and the requirement to separately report information for segments under ASC Topic 280 Segment Reporting ("ASC 280"). ASC 280 defines a reportable segment as an operating segment that exceeds certain quantitative thresholds.
ASC 280 defines an operating segment as a component of a public entity that has all the following characteristics:

a.	It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.
Management has concluded that the loan origination portion of the Company's business does not constitute a reportable segment as it does not meet all of the above characteristics of an operating segment. In particular, although the loan origination portion of the Company's business does have the characteristics of (a) and (c) above, it does not have the characteristics of (b) since operating results and metrics related to the Company’s loan originations are not used by the Company's chief operating decision maker, Sabra's Chief Executive Officer, to make resource allocation decisions with respect to any portion of the Company's activities. Further, the nature of the operating information reviewed by the Company’s chief operating decision maker (e.g., occupancy, operating margins, EBITDAR coverage) is the same between its investments in real estate and loan originations.

Ms. Kristi Marrone, July 8, 2014

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As requested in the Comment Letter, Sabra acknowledges that:

·	Sabra is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	Sabra may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comment and request that the Staff contact the undersigned at (949) 679-0243 or by email at handrews@sabrahealth.com with any questions or comments regarding this letter.
Very truly yours,
/s/ Harold W. Andrews, Jr.
Harold W. Andrews, Jr.
Executive Vice President, Chief Financial Officer and Secretary

cc:    Richard K. Matros, Chairman, President and Chief Executive Officer
Sabra Health Care REIT, Inc.
Michael Costa, Controller
Sabra Health Care REIT, Inc.
Scott Tornberg
PricewaterhouseCoopers LLP